VIA EDGAR

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Forum Funds:
The BeeHive Fund
(File Nos. 811-03023 and 2-67052)

Dear Ms. Browning:

The Forum Funds (the “Registrant”) filed Post-Effective Amendment No. 270 (“PEA 270”) to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to reflect new and revised disclosures in the prospectus and statement of additional information for The Beehive Fund (the “Fund”) on February 19, 2010 (accession number 0000315774-10-000033).

Following below is a summary of the comments you provided via telephone on Thursday, April 15, 2010 regarding PEA 270 and the Registrant’s responses to the comments.  Defined terms used below have the same meanings as in the Fund’s prospectus included in PEA 270.  The changes to the Fund’s prospectus as described below have been included in PEA No. 278 filed on April 30, 2010 pursuant to Rule 485(b) under the Investment Company Act of 1940, as amended.

PROSPECTUS

1. COMMENT:  In the “Fee Table,” please consider deleting the Shareholder Fees section if none of the fees is applicable to shareholders who invest in the Fund.

RESPONSE:  The Registrant respectfully declines the Staff’s comment.

2. COMMENT:  Please revise and move the Maximum Deferred Sales Charge line in the “Fee Table” so that it is consistent with Item 3 of the new Form N-1A.

RESPONSE:   Registrant has revised the line item consistent with the new Form N-1A.

                3.  COMMENT:  In the “Fee Table,” please revise the description in the Distribution Fee line to make it consistent with Item 3 of the new Form N-1A.

U.S. Securities and Exchange Commission
April 30, 2010

RESPONSE:  Registrant has revised the line item consistent with the new Form N-1A.

4. COMMENT:    Please delete footnote (1) to the “Fee Table” as the Fund does not report investments in other investment companies of one basis point or more in the Annual Fund Operating Expenses section.

RESPONSE:  Registrant has deleted the footnote consistent with the Staff’s comment.

5. COMMENT:  Please revise footnote (2) to the “Fee Table” to indicate that the fee reduction and expense reimbursement agreement may be changed “only” with the Board’s consent.  Also, please revise the last sentence of footnote (2) to indicate that the fee reduction or reimbursement may be recouped for up to three years from the time the expense was paid by the Adviser.

RESPONSE:  Registrant has revised the footnote consistent with the Staff’s comments.

6. COMMENT:  In the “Principal Investment Strategies” section, please disclose on which industries and sectors the Fund has historically focused.  If applicable, please address the risks associated with investing in those industries and sectors in the “Principal Investment Risks” section.

RESPONSE:  Registrant has not historically focused on a particular industry or sector. From time to time, the Registrant will make investments based on specific opportunities the Adviser identifies in the market.

7. COMMENT: In the “Principal Investment Strategies” section, please confirm whether investment in “foreign securities” is a principal strategy of the Fund.  If so, please discuss the extent to which the Fund invests in “foreign securities.” If not, please move the disclosure to another section of the prospectus.

RESPONSE:  Registrant confirms that investment in foreign securities is part of the Fund’s principal strategy. Registrant has revised the Principal Investment Strategies section to clarify that investment in foreign securities is a principal strategy of the Fund.

                8.  COMMENT:  In the “Principal Investment Strategies” section, please confirm whether investing in fixed-income securities is a principal strategy of the Fund. If so, please discuss (a) the quality of the fixed-income securities; (b) the criteria the Adviser uses to select the securities; and (c) how the Adviser intends to achieve capital appreciation from investing in fixed-income securities.  If not, please move the disclosure to another section of the prospectus.

U.S. Securities and Exchange Commission
April 30, 2010

RESPONSE:  Registrant confirms that investment in fixed-income securities is part of the Fund’s principal strategy. Registrant discloses the quality of the fixed-income securities on page 5 of the prospectus. The selection criteria used by the Adviser to select fixed-income securities are the same as the criteria used in selecting equity securities. Registrant achieves capital appreciation through a focused portfolio of companies that the Adviser believes have dynamic, defensible businesses that offer favorable asymmetric return profiles.

9. COMMENT:  In the “Principal Investment Strategies” section, please discuss how the Adviser’s strategy of seeking “long-term returns” and investments in fixed-income securities lead to the Fund’s investment objective of “capital appreciation.”

RESPONSE:  Registrant achieves capital appreciation through a focused portfolio of companies that the Adviser believes have dynamic, defensible businesses that offer favorable, asymmetric return profiles. Registrant has revised the applicable disclosure to reflect how its strategy seeks to achieve capital appreciation.

10. COMMENT:    Please delete the third sentence in the second paragraph under the “Principal Investment Strategies” section.

RESPONSE:  Registrant has deleted the sentence consistent with the Staff’s comment.

11. COMMENT:  In the “Principal Investment Strategies” section, please delete the last paragraph regarding the Fund’s temporary defensive strategy.

RESPONSE:  Registrant has deleted the paragraph consistent with the Staff’s comment.

12. COMMENT:  In the “Principal Investment Risks” section, please disclose that losing money on the investment is a possible risk of investing in the Fund.

RESPONSE:  Registrant has moved the paragraph regarding General Market Risk to the beginning of the section.  This paragraph states that an investor could lose money on his or her investment in the Fund.

                13.  COMMENT:  Please confirm that all principal investment risks are disclosed in the “Principal Investment Risks” section.

RESPONSE:  Registrant has confirmed that all principal risks are listed in the prospectus.

U.S. Securities and Exchange Commission
April 30, 2010

14. COMMENT:  Please add a disclosure specifically regarding the risks of investing in fixed-income securities in the “Principal Investment Risks” section if such investments are part of the Fund’s principal investment strategy.

RESPONSE:  The Registrant has disclosed the risks relating to investments in fixed-income securities on page 2 of the prospectus under the Interest Rate, Credit and Liquidity Risk headings.

15. COMMENT:  Under Liquidity Risk in the “Principal Investment Risks” section, please consider indicating which fixed-income securities may have liquidity risk.

RESPONSE:  Registrant has revised the “Liquidity Risk” disclosure to account for general investment risks that may lead to liquidity issues.

16. COMMENT:  Please combine the “Management” and “Portfolio Management” headings to make the headings consistent with Item 5 of the format of the new Form N-1A.

RESPONSE:   Registrant has revised the headings consistent with new Form N-1A.

17. COMMENT:   In the “Details Regarding the Fund’s Investment Strategies and Risks” section, consider disclosing whether prior notice will be given to the shareholders if the Fund plans on changing its Investment Objective.

RESPONSE:  Registrant respectfully declines the Staff’s comment.

18. COMMENT:  In the first sentence of the second paragraph in the “Additional Information Regarding Principal Investment Strategies” section, please clarify what is meant by “portion.”  Specifically, please discuss what strategies the Fund will use to invest in fixed-income securities and whether these investments seek to achieve the Fund’s objective of capital appreciation.

RESPONSE:  The Registrant has revised the disclosure to clarify that the strategies the Fund uses to invest in equities and fixed-income securities will be applied equally in order to achieve the Fund’s objective of capital appreciation.

19. COMMENT:  In the second paragraph in the “Additional Information Regarding Principal Investment Strategies” section, please disclose how much the Fund can invest in junk bonds and the extent to which the Fund may invest in defaulted securities.

RESPONSE:  Because Registrant only intends to invest up to 5% of its net assets in junk bonds and does not intend to invest in defaulted securities, Registrant respectfully declines the Staff’s comment.

U.S. Securities and Exchange Commission
April 30, 2010

20. COMMENT: Please make the Fund’s use of “proper form” and “good order” consistent throughout the prospectus.

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment.

21. COMMENT:  In the “Portfolio Managers” section, please disclose what type of entity Abacus & Associates, Inc. is.

RESPONSE:  Registrant notes that in the paragraphs immediately preceding the Portfolio Managers section, in the discussion of the Advisor, it is disclosed that Abacus & Associates, Inc. is a sixth-generation family office.  Registrant has revised the disclosure to clarify also that Abacus & Associates, Inc. is a Delaware corporation.

22. COMMENT:  In the “General Information” section, please state that an investor submitting a purchase order before 4 p.m. will get that day’s NAV.

RESPONSE:  Registrant has revised disclosure consistent with the Staff’s comment.

23. COMMENT:    Please delete the last sentence of the first paragraph in the “When and How NAV is Determined” section.

RESPONSE:  The Fund notes that many mutual funds, including other series of the Registrant, began to include such disclosure in their prospectuses following the tragic events of September 11, 2001.  The Fund (like other series of the Registrant), nonetheless, plans to include it to provide a basis for Fund transactions in the case of extraordinary circumstances.  The Trust asserts that the disclosure on its face does not present a compliance issue under Rule 22c-1 as Rule 22c-1(b) provides that the Fund will compute its net asset value per share at the specific time or times during the day determined by the Fund’s board with the exception of, among other things, those days listed in the prospectus.

24. COMMENT:  Please revise the last sentence of the fourth paragraph in the “When and How NAV is Determined” section to make it clear that the Board and not the Adviser determines when a market quotation is unreliable.

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment.

25. COMMENT:  In the “Transactions Through Broker-Dealers and Other Financial Intermediaries” section, please clarify that the Fund’s NAV policies control if there is a conflict

U.S. Securities and Exchange Commission
April 30, 2010

with a financial intermediary’s policies regarding NAV determination.  In addition, please add this disclosure to the “General Information” section.

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comments.

26. COMMENT: Please delete “knowingly” from the last line of the first paragraph in the “Limitations on Frequent Purchases and Redemptions” section. In addition, please explain how many purchases and redemptions an investor is limited to in a given time period.

RESPONSE:  Registrant notes that the Board of Trustees of the Trust recently approved a revised frequent trading policy for the Fund pursuant to which monitoring for frequent trading is not required. Registrant has revised the disclosure to reflect the revised policy.

27. COMMENT: In the second line of the “Canceled or Failed Payments” section, please clarify that an investor is responsible for a canceled or failed payment in connection with a Fund check. In addition, please (a) disclose how long the non-payment period is before the Fund can reject or cancel the purchase; (b) clarify whether the investor has to include the check with the purchase; and (c) state how quickly the Fund gives notice of a check not being included with the proposed purchase.

RESPONSE:  Registrant respectfully declines to revise the disclosure regarding Canceled or Failed Payments and asserts that it clearly discloses that the investor is responsible for canceled or failed payments.  (a) Registrant notes that the Fund, though required to accept redemptions, is not required to accept purchases and may decline any purchase order at any time.  Accordingly, Registrant respectfully declines the Staff’s comment. (b) and (c) Registrant respectfully declines to revise the disclosure consistent with the Staff’s comments regarding check procedures and notes that such information is explained in connection with account opening procedures and, to the extent that an investor does not understand the disclosure, contact information for the Fund’s transfer agent is provided.

28. COMMENT:  In the “Selling Shares” section, please state that if shares are sold by 4 p.m. that investors will receive the same day’s NAV.

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment.

29. COMMENT:  In the “Redemptions In Kind” section, please confirm that redemptions in-kind will include only liquid securities or include additional disclosure regarding illiquid securities and the associated risks to investors.

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

30. COMMENT: Please distinguish between the principal and non-principal strategies and confirm that all principal strategies are summarized in the prospectus.

U.S. Securities and Exchange Commission
April 30, 2010

RESPONSE:  Registrant distinguishes between principal and non-principal strategies on page 3 of the SAI. Registrant confirms all principal strategies are summarized in the prospectus.

21. COMMENT:  In the “Illiquid and Restricted Securities” section, please disclose what steps the Fund will take if it holds more than 15% of its assets in illiquid securities.

RESPONSE:  Registrant has deleted the applicable disclosure.

32. COMMENT:  In the “Leverage Transactions” section, please state whether leverage is a principal or non-principal strategy of the Fund. If the use of leverage is a principal strategy, please disclose the amount of leverage the Fund employs and the risks associated with the Fund’s use of leverage.

RESPONSE:  Registrant confirms that leverage is not a principal strategy of the Fund.

33. COMMENT: In the “Securities Lending” section, please state that the Fund will lend portfolio securities and enter into repurchase agreements for income. In addition, please state the aggregate limit of repurchase agreements and whether investing in repurchase agreements is a principal strategy.

RESPONSE:  Registrant has revised the disclosure consistent with the Staff’s comment. The Fund may invest in repurchase agreements; however, investing in repurchase agreements is not a principal strategy of the Fund.

                34.  COMMENT: In the “Borrowing and Reverse Repurchase Agreement” section, please state the extent to which the Fund can borrow and the investment limitations of the Fund with respect to reverse repurchase agreements.
RESPONSE:  Registrant is permitted to borrow up to 33 1/3% of its assets as indicated on page 8 of the SAI. Registrant does not intend to engage in reverse repurchase agreements with respect to more than 5% of its total assets and has revised the disclosure on page 9 to so state.

35. COMMENT:  In the “Senior Securities” section, the Fund may include disclosure that states the Fund is required to reduce its borrowings within three days except Sundays and holidays.

RESPONSE:  Registrant has revised the disclosure to include statutory language relating to the asset coverage timetable.

                36.  COMMENT: Please add disclosure regarding the extent to which the Fund intends to engage in short sales.

U.S. Securities and Exchange Commission
April 30, 2010

RESPONSE:  Registrant has included disclosure to indicate that the Fund currently does not intend to engage in short sales.

*           *           *           *           *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you should have any questions regarding the enclosed information, please contact me directly at (202) 778-9187.

Kind regards,

Francine J. Rosenberger

cc:  David Faherty

Atlantic Fund Administration, LLC